EXHIBIT 21.1

Subsidiaries of Body Central Acquisition Corp.

Name of Subsidiary	State of Organization	Ownership Percentage
Body Shop of America, Inc.	Florida	100%
Catalog Ventures, Inc.	Florida	100%
Rinzi Air, LLC	Florida	100%